Concord Acquisition Corp

477 Madison Avenue

New York, NY 10022

December 4, 2020

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Ronald Alper

RE:	Concord Acquisition Corp (the “Company”)
Registration Statement on Form S-1
(File No. 333-249654) (the “Registration Statement”)

Dear Mr. Alper:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on December 7, 2020, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

CONCORD ACQUISITION CORP

By:	/s/ Jeff Tuder
	Name:	Jeff Tuder
	Title:	Chief Executive Officer